ITEM 77D/77Q1(B) - POLICIES WITH RESPECT TO SECURITIES INVESTMENTS:

Columbia Variable Portfolio - Strategic Income Fund

Effective August 29, 2014, the Fund made certain changes to its principal investment strategies. The Fund has substantial exposure to the fixed income/debt markets. The Fund has the flexibility to invest in any sector of the fixed income market and across the credit quality spectrum, including U.S. and international bonds and notes, investment-grade corporate bonds and notes, floating rate loans, inflation-protected and linked securities, and convertible and preferred securities. The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis. Such revised policies are described in a supplement to the prospectus of the Fund, a series of Columbia Funds Variable Insurance Trust, filed with the Securities and Exchange Commission on August 29, 2014 pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-14-327250), which is hereby incorporated herein by reference.